Exhibit 99.6

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

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ARGENTINIAN RECOVERY COMPANY LLC, W.R. HUFF ASSET MANAGEMENT CO., LLC, THE HUFF ALTERNATIVE INCOME FUND, L.P., and WRH PARTNERS GLOBAL SECURITIES LP, WILLARD ALEXANDER, WRH GLOBAL SECURITIES POOLED TRUST,

	: : : :	OPINION AND ORDER REMANDING TO BANKRUPTCY COURT
:
Appellants,	:	04 Civ. 3619 (AKH)
	:	05 Civ. 1968 (AKH)
- against -	:	05 Civ. 1969 (AKH)
	:	05 Civ. 3844 (AKH)
BOARD OF DIRECTORS OF MULTICANAL S.A. and MULTICANAL S.A.,	:
:
Appellees.	:
:
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ALVIN K. HELLERSTEIN, USDJ.

Cross-border reorganizations of insolvent public companies present complex issues for our courts.  I consider in this opinion one facet of such complexities – the interplay between the requirements of the Securities Act of 1933 (the “Securities Act”), and the comity normally extended to reorganizations of foreign companies, chartered and operating under the laws of another country.  The case comes to me on appeal from a final order of the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), In re Bd. of Dirs. of Multicanal S.A., 314 B.R. 486 (Bankr. S.D.N.Y. 2004) (Gropper, U.S.B.J.) [hereinafter Opinion and Order of Aug. 27, 2004]; In re Bd. of Dirs. of Multicanal S.A., Order (Bankr. S.D.N.Y. Jan. 6, 2005); In re Bd. of Dirs. of Multicanal S.A., Order (Bankr. S.D.N.Y. Dec. 2, 2004).  For the reasons discussed below, I remand the proceedings to the Bankruptcy Court to consider if the securities offered to appellants are exempt from the registration requirements of the U.S. securities laws and, if not, whether the registration with the Securities and Exchange Commission (the “SEC”) that appellees have begun to pursue will provide just and nondiscriminatory treatment to the holders of the debt instruments of Multicanal, S.A.

I.  The Facts of Record

Multicanal owns and operates cable operations in Argentina, Paraguay and Uruguay.  It is wholly-owned by Grupo Clarín, an Argentine media conglomerate, but was financed substantially by international lenders who were organized under trust indentures naming the Bank of New York trustee and providing that the law of New York was to be the governing law.  Multicanal registered its debt offerings with the SEC, and filed the monthly and annual disclosure statements required by the Securities Exchange Act and regulations.

Following four years of recession, Argentina’s economy collapsed in late 2001.  The Argentine Peso was unpegged from the United States Dollar, and fell to one-quarter of its former level, trading in February 2002 at a value approximating $0.25 to the Dollar.  Multicanal, although continuing to pay its trade creditors, was unable to pay interest and honor principal on its foreign, dollar-denominated debt instruments, and defaulted on 509 million dollars of its debt.  It engaged J.P. Morgan Securities, Inc. to advise it on a plan of restructuring.

The procedure chosen was an Acuerdo Preventivo Extrajudicial (“APE”), a privately negotiated restructuring of an insolvent company’s debt.  Under Argentine law, such a plan must first be approved by two-thirds in amount and a majority in number of the holders of the debt, and then be judicially confirmed in proceedings brought before the Commercial Trial Court, in this case, in Buenos Aires, with a right of appeal to the higher Argentine courts.  If the court approves, finding no material inaccuracies in the company’s current financial information, approval by the requisite number and amount of creditors, and that the plan is not abusive or fraudulent, all creditors are bound by the plan and the company’s debt becomes restructured and modified in accordance with the plan.

The excellent and thorough decisions of Bankruptcy Judge Gropper, previously cited, describe Multicanal’s efforts, through J.P. Morgan, to identify and locate noteholders and to negotiate a plan with representatives.  Approximately 80% of Multicanal’s debt was held by United States’ investors, predominantly by large institutions qualifying under the U.S. securities laws as sufficiently large and sophisticated as to relax the scope and extent of disclosure obligations for “private” offerings and sales of securities to them.  However, 5% of Multicanal’s debt, approximately 25 million dollars in amount, was held by smaller investors, who were neither offshore nor of requisite size to qualify for that more relaxed status of disclosure.  Issuances of securities to them had to satisfy the full registration requirements of the U.S. securities laws.  Multicanal paid remuneration to J.P. Morgan to solicit the Multicanal noteholders, and, with holders of 94% of the principal amount of notes participating, 68% of the aggregate principal amount of the outstanding debt voted to approve the APE.  It appears that J.P. Morgan’s compensation was incentive based, in whole or in part, according to the success achieved.

The APE, negotiated by Multicanal with and approved by the requisite number and amount of its debt, distinguished between the larger and smaller holders of its debt.  The larger holders, of requisite size and sophistication to enjoy the status of “Qualified Institutional Buyer” (“QIB”) under the U.S. securities laws, that is, those to whom securities could be offered and sold privately with relaxed disclosure and registration obligations, were offered a choice between accepting cash equal to approximately 30% of the face value of the debt holdings with 2% interest for the time between APE approval and payment (the “Cash Option”), or choosing between two securities options — either 10-year notes bearing interest at lower, variable rates (the “Par Option”); or a combined debt-equity option of 7-year notes with a fixed 7% interest rate, or an economically equivalent floating rate, and shares of common stock (the “Combined Option”).  The Bankruptcy Court found that both securities options distributed a higher value than the Cash Option, with the Combined Option yielding as much as $0.44 on the dollar, exclusive of equity.  However, the U.S. smaller holders, the non-QIBs or “retail holders,” were not given this choice.  The proponents of the APE reasoned that the debt and debt-equity options could not be issued to them without registration under the U.S. securities laws, and the company did not wish to incur the obligations under the U.S. securities laws to register the new securities with the SEC.  Accordingly, the non-QIBs were offered only the Cash Option, that is, 30 cents per dollar of face amount of debt holdings.

Appellant Argentinian Recovery Company LLC (“ARC”) is an entity created to hold Multicanal Notes owned by certain clients of WRH Partners Global Securities, L.P., also referred to by the Bankruptcy Court as “Huff.”1  Huff is an investment manager whose clients, as found by the Bankruptcy Court, include both qualified and non-qualified institutional buyers.  Huff voted against the APE, and filed objections in the Commercial Trial Court in Buenos Aires, in opposition to the petition by Multicanal for judicial approval.  Huff subsequently filed suit in the New York Supreme Court, seeking judgment and attachments of bank accounts and related relief, and judgments for the full face amount of the debt they held.  In response, Multicanal’s Board of Directors petitioned the United States Bankruptcy Court for the Southern District of New York, pursuant to section 304 of the Bankruptcy Code, 11 U.S.C. § 304, to open an ancillary bankruptcy proceeding in support of

1               For the sake of efficiency, I refer to Huff in this decision as the primary Appellant.  The parties executed a Stipulation, which I so ordered, as amended, on March 30, 2005, by which the various appeals were to be treated as consolidated for administrative purposes only.  The rights and interests of all parties and the potential for conflicts among them should be addressed on remand by the Bankruptcy Court in connection with its consideration of fairness.  See discussion infra.

the proceedings in Argentina, to enjoin the state court actions or any further “interfering” actions in the United States, and to afford comity to the Argentine proceedings.  On January 16, 2004, the Bankruptcy Court granted a temporary restraining order pending resolution of Multicanal’s section 304 petition.  Huff countered by initiating a petition pursuant to section 303 of the Bankruptcy Code, 11 U.S.C. § 303, to open involuntary bankruptcy proceedings against Multicanal.

II.  The Proceedings in the Bankruptcy and District Courts

A.  The Bankruptcy Court Proceedings.

In the Bankruptcy Court, Opinion and Order of Aug. 27, 2004, 314 B.R. at 501, Judge Gropper recited the lengthy proceedings with regard to the development and negotiation of the APE, its approval by 68% of the debt, the objections by the QIBs and the retail holders, and his ultimate conclusion, after full hearing and deliberation, that, with one exception noted below, the section 304 petition should be granted and that the APE proceeding should be given full force and effect in the United States to the same extent as in Argentina.

Section 304 of the Bankruptcy Code, as Judge Gropper observed, provides for the enforcement by United States courts of foreign insolvency reorganizations.  Section 304 provides for the protection of foreign debtors’ estates against lawsuits by creditors in the United States, in order to promote “economical and expeditious administration” of such estates, subject to certain criteria to assure just, fair and nondiscriminatory treatment of creditors, including United States creditors.  Section 304 provides:

(a)   A case ancillary to a foreign proceeding is commenced by the filing with the bankruptcy court of a petition under this section by a foreign representative.

(b)   Subject to the provisions of subsection (c) of this section, if a party in interest does not timely controvert the petition, or after trial, the court may-

(1)   enjoin the commencement or continuation of—

(A)  any action against—

(i)   a debtor with respect to property involved in such foreign proceeding; or

(ii)  such property; or

(B)   the enforcement of any judgment against the debtor with respect to such property, or any act or the commencement or continuation of any judicial proceeding to create or enforce a lien against the property of such estate;

(2)   order turnover of the property of such estate, or the proceeds of such property, to such foreign representative; or

(3)   order other appropriate relief.

(c)   In determining whether to grant relief under subsection (b) of this section, the court shall be guided by what will best assure an economical and expeditious administration of such estate, consistent with-

(1)   just treatment of all holders of claims against or interests in such estate;

(2)   protection of claim holders in the United States against prejudice and inconvenience in the processing of claims in such foreign proceeding;

(3)   prevention of preferential or fraudulent dispositions of property of such estate;

(4)   distribution of proceeds of such estate substantially in accordance with the order prescribed by this title;

(5)   comity; and

(6)   if appropriate, the provision of an opportunity for a fresh start for the individual that such foreign proceeding concerns.

11 U.S.C. § 304.

In brief, Judge Gropper found that Multicanal’s Board of Directors was an appropriate “foreign representative,” that the APE was a form of insolvency proceeding entitled to recognition under section 304, and that the voting and solicitation procedures in connection with the APE were substantially fair and promised to be substantially effective in providing proper notice to all creditors.  I affirmed his holdings, see Summary Order of Apr. 5, 2005, and I again affirm that ruling.  However, Judge Gropper found that the APE discriminated against United States retail holders, the non-QIBs, and, if not cured, the criteria of section 304(c) would not be satisfied and comity could not be extended to the APE.

Multicanal then proposed to remedy the discrimination against United States retail noteholders by offering them the same election of cash or securities that was made available to all other holders in the United States and Argentina.  See In re Bd. of Dirs. of Multicanal S.A., Memorandum (Bankr. S.D.N.Y. Dec. 2, 2004).  Over the objection of Huff, the Bankruptcy Court approved the APE, as amended, and issued its final order to that effect, granting the section 304 petition subject to the implementation of a cure for the United States retail holders.  See In re Bd. of Dirs. of Multicanal S.A., Memorandum (Bankr. S.D.N.Y. Jan. 6, 2005).  The Bankruptcy Court permanently enjoined all creditors of Multicanal from taking any actions in the United States, which includes suits or proceedings in any forum, which would impede administration of the APE.  The Bankruptcy Court did not rule whether the option proposed to the United States retail holders was lawful under sections 3(a)(9) or 3(a)(10) of the Securities Act, 15 U.S.C. § 77c(a)(9), (10), commenting that the issue was premature (presumably, because no United States noteholder had yet exercised an option to receive securities in lieu of cash) and that Multicanal reasonably believed that it would be able to satisfy section 3(a)(9).

B.  The Appeal to the District Court.

A bankruptcy court’s conclusions of law are reviewed de novo and its findings of fact for clear error.  See Fed. R. Bankr. P. 8013 (“Findings of fact…shall not be set aside unless clearly erroneous.”); In re Bayshore Wire Prods. Corp., 209 F.3d 100,

103 (2d Cir.  2000).  Mixed questions of fact and law are also subject to de novo review, at least as to any separable conclusion of law, with clear error being the standard for separable findings of fact.  See In re Vebeliunas, 332 F.3d 85, 90 (2d Cir. 2003).  There are also areas where the Bankruptcy Court expresses discretion as, for example, whether to abstain from ruling in favor of extending comity to the decisions of a foreign court, and how in that context to apply the criteria of section 304(c).  As to such questions, the review of the district court is for abuse of discretion.  See J.P. Morgan Chase Bank v. Altos Hornos de Mexico, S.A. de C.V., 412 F.3d 418, 422-23 (2d Cir. 2005); In Re Treco, 240 F.3d 148, 155 (2d Cir. 2001).

After initial argument in the case before me, I affirmed the Bankruptcy Court in all respects except for the effectiveness of Multicanal’s proposed cure, see Summary Order of Apr. 5, 2005, which is here reaffirmed.  The cure, I held, represented a change that had not been before the creditors when they voted to accept the APE, and a court in Argentina would need to consider if the change was material in the circumstances and if it in any way compromised the vote or the prior judicial proceedings in Argentina.  Tr. of Mar. 30, 2005, at 68-70.  Second, I held that section 5 of the Securities Act, 15 U.S.C. § 77e(a), prohibited offers or sales of securities that were not registered with the SEC, and the cure, which now offered an option to certain of the QIBs and the retail holders to accept securities issued by Multicanal, potentially violated section 5 unless Multicanal proved that there was an available exemption from registration or unless the Staff of the SEC issued a No-Action letter.  I recessed the hearing before me until May 31, 2005 to allow Multicanal to pursue both objectives.

III.   Post-Proposed Cure; Argentine Court Decisions; SEC’s Response to the Request for No-Action Letter; and Additional District Court Proceedings

By order of May 16, 2005, the Argentine Commercial Court No. 4 rejected the United States noteholders’ objections that the cure impermissibly amended the APE, and ordered publication of official notices to all noteholders, allowing creditors to exercise the options provided by the APE on an equal and non-discriminatory basis.  Thus, those noteholders who, under the original drafts of the APE were not allowed to exercise non-cash options because they had voted against the plan, or had abstained or were absent from the meeting, or were retail holders, would now be allowed to exercise all options on the same basis as the participating QIBs.  With regard to the APE itself, the petition of the U.S. noteholders was summarily dismissed by Argentina’s high court, the Supreme Court of Justice of the Nation, by order issued April 5, 2005.

Meanwhile, counsel for Multicanal, on April 5, 2005, applied to the SEC Division of Corporate Finance Staff for a No-Action Letter that would permit it to offer securities to newly electing QIBs and retail noteholders on a non-discriminatory basis.  Counsel proposed that an exemption against registration was available under section 3(a)(9) of the Securities Act, 15 U.S.C. § 77c(a)(9).  However, the Staff of the SEC declined to issue the requested No-Action Letter, apparently because it believed that there were substantial issues of fact concerning its applicability.

The parties then submitted supplementary briefs, and I again heard extensive argument on May 31, 2005, on whether to extend comity to the decisions of the Argentine courts, on whether the proposed securities deliverable on exercise of the option qualified for an exemption to section 5 of the Securities Act, and on the consequences generally to the section 304 petition of Multicanal’s Board of Directors.  I hold, for the reasons stated

on the record, that the decisions of the Argentine courts should be accepted by this court on grounds of comity, see Ecoban Fin. Ltd. v. Grupo Acerero Del Norte, S.A. de C.V., 108 F. Supp. 2d 349 (S.D.N.Y. 2000), aff’d, 242 F.3d 364 (2d Cir. 2001), and thus that the APE, as amended, does not discriminate among creditors or produce substantial prejudice to any class of them, does not require a new vote by creditors, and binds creditors.  However, notwithstanding this holding, section 304 cannot be satisfied unless: (a) Multicanal satisfies the registration requirement of section 5 of the Securities Act, or (b) proves the availability of an exemption from registration.  I hold, as discussed below, that section 3(a)(9) of the Securities Act, the section principally relied on by Multicanal, is not available to Multicanal as an exemption, but that section 3(a)(10) possibly might be available.  I was prepared to remand this case to the Bankruptcy Court to consider the availability of a section 3(a)(10) exemption when a further development occurred.

On September 6, 2005, immediately before this opinion was completed, Multicanal filed a Second Supplemental Status Report, reporting, among other matters, that it had filed a Form F-4 registration statement with the SEC which, Multicanal asserted, should moot further litigation.  Huff responded by pointing out that the registration requested by Multicanal was not of all options extended to creditors (and shares deliverable upon exercise of this option), but only of those offered to cure the earlier discriminations – that is, only of those offered to the U.S. retail holders, and to creditors that had voted against the APE or that had abstained from the vote.  Huff contended that the registration was discriminatory against the class that previously had voted in favor of the APE, thus suggesting that securities offered via an exemption are less valuable than securities offered by a section 5 registration.  Huff called for a new vote of all creditors respecting the APE.

Accordingly, I remand this case to the Bankruptcy Court to consider the sufficiency, for the purposes of section 304 of the Bankruptcy Code, of Multicanal’s proposed registration, assuming that it becomes effective, or, alternatively, to consider whether Multicanal can prove the availability of a section 3(a)(10) exemption.

IV.  The Registration and Exemption Provisions of the Securities Act

A.  The Registration Requirements of Section 5.

Section 5 of the Securities Act of 1933, 15 U.S.C. § 77e(a), makes it unlawful to sell a security in interstate commerce unless the security is registered with the Securities and Exchange Commission:

(a)   Sale or delivery after sale of unregistered securities.  Unless a registration statement is in effect as to a security, it shall be unlawful for any person, directly or indirectly—

(1)   to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to sell such security through the use or medium of any prospectus or otherwise; or

(2)   to carry or cause to be carried through the mails or in interstate commerce, by any means or instruments of transportation, any such security for the purpose of sale or for delivery after sale.

Section 12 of the Securities Act, 15 U.S.C. § 77l, provides civil liabilities for offers and sales of securities in violation of section 5, or by issuing false or misleading statements.

(a)   In general.  Any person who—

(1)   offers or sells a security in violation of section 77e of this title [Section 5], or

(2)   offers or sells a security (whether or not exempted by the provisions of section 77c of this title [Section 3], other than paragraphs (2) and (14) of subsection (a) of said section), by the use of any means or instruments of transportation or communication in interstate commerce or of the mails, by means of a prospectus ororal communication, which includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading (the purchaser not knowing of such untruth or omission), and who shall not sustain the burden of proof that he did not know, and in the exercise of reasonable care could not have known, of such untruth or omission, shall be liable, subject to subsection (b) of this section, to the person purchasing such security from him, who may sue either at law or in equity in any court of competent jurisdiction, to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if he no longer owns the security.

Registration of a security requires an issuing company to make full and truthful public disclosure of its business and earnings, and of its officers, directors and principal shareholders, 15 U.S.C. §§ 77f, 77g, and provides that not only the issuer, but also its underwriters, accountants, lawyers and controlling individuals can be potentially liable if disclosures in a registration statement are false and fraudulent, id. §§ 77k, 77l.  As the Supreme Court has observed, “[t]he design of the [Securities Act] is to protect investors by promoting full disclosure of information thought necessary to informed investment decisions.” SEC v. Ralston Purina Co., 346 U.S. 119, 124 (1953); see also Pinter v. Dahl, 486 U.S. 622, 627 n.4 (1988) (“Section 5, 15 U.S.C.  § 77e…states, in pertinent part, that if a security is unregistered, it is unlawful for a person to sell or deliver the security in interstate commerce.”).

The option offered by Multicanal’s APE to the United States holders of its debt, by offering them an exchange of securities (new debt and, with respect to one of the three choices, stock) for their existing debt, constitutes an offer of securities that must be registered under section 5 unless an exemption provided by the Securities Act applies.  The cure offered by Multicanal to comply with the orders of this court and the Bankruptcy Court, if not lawful, would be illusory and the approval of the Bankruptcy Court pursuant to section 304 of the Bankruptcy Code could not be given.  The issue, therefore, is whether, because of either an available exemption or Multicanal’s belated offer to register, Multicanal’s exchange offer can go forward without offending section 304.

B.  The Exemption Provided by Section 3(a)(9).

Multicanal relied, in particular, on a section 3(a)(9) exemption from the registration requirements of section 5.  Section 3(a)(9) provides:

(a)  Exempted securities.  Except as hereinafter expressly provided, the provisions of this subchapter shall not apply to any of the following classes of securities: . . .  (9) Except with respect to a security exchanged in a case under Title 11, any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.

15 U.S.C. § 77c(a)(9).  The securities Multicanal proposes to offer to its debt holders are offered “exclusively” to those debt holders, satisfying one condition of the exemption.  Since the securities are proposed to be exchanged in a case brought under the law of Argentina, and the approval Multicanal’s board seeks under section 304 of the Bankruptcy Code is for that case and not for “a case under Title 11,” a second condition of section 3(a)(9) applies.  The issue is thus whether a “commission or other remuneration [was] paid or given directly or indirectly for soliciting such exchange.”

J.P. Morgan was retained in June 2002 by Multicanal to help develop a restructuring proposal for approval by creditors.  J.P. Morgan solicited creditors for favorable votes, served as exchange agent for the December 10, 2003 vote on the APE, served as proxy for creditors voting in favor of the APE, and received compensation for its services.  Indeed, J.P. Morgan was to be paid an incentive measured by its success in achieving the required number of favorable votes.

Multicanal argues that J.P. Morgan’s commission relates to its solicitation of votes prior to the December 10, 2003 meeting at which the noteholders approved the APE, and that such compensation was “separate and distinct” from the exchange of securities now to be offered to noteholders upon exercising their options.  The argument is without merit.

Multicanal contends, first, that since a long period has elapsed, much more than six months, between the compensation accrued by J.P.Morgan in connection with the creditors’ supermajority vote approving the APE, and the exchange of shares that will occur when noteholders exercise the option extended to them pursuant to the cure, Multicanal should benefit from a six-month safe harbor typically given with regard to exempted securities offerings.  In other types of private offerings, for example, those offered in amounts lower than prescribed thresholds, to purchasers limited in number and having requisite degrees of sophistication and financial independence, a six-month period of inactivity generally will be considered a “safe harbor,” negating arguments that the private offering should be integrated with earlier offerings and thereby exceed permissible thresholds.  See Regulation D Rule 502(a), 17 C.F.R. § 230.502(a) (2005); Regulation D Rule 506, § 230.506 (2005).  Another example of a “safe harbor” attaching to a period of inactivity is intended to provide confidence to issuers that abandoned private offerings will not be integrated with subsequent registered offerings.  See Securities Act of 1933 Rule 155, 17 C.F.R. § 230.155 (2005); Final Rule:  Integration of Abandoned Offerings, Securities Act Release No. 33-7943, 66 Fed. Reg. 8887, 8891 n.48 (Feb.  5, 2001) (“As an interpretive matter, the staff traditionally looks to the six-month non-integration safe harbor of Regulation D even if the private offering does not rely on Regulation D for an exemption.”).  Generally, when a safe harbor is available, the parties are permitted to rely on its protection, without having to undertake point-by-point proofs showing that a particular offering should not be integrated with earlier, or later, offerings.  See Louis Loss & Joel Seligman, Securities Regulation, § 3-C-1(iii) (2004) [hereinafter Loss & Seligman] (“Commission’s general integration principles become residual guidelines limited to dealing with instances outside the safe harbors.”).  Multicanal argues that “there is simply no rational basis for [not] treating the passage of more than [twenty-one] months [since the December 10, 2003 vote] as [equally] dispositive.” Tr. of May 31, 2005, at 6.

I am not persuaded by this argument.  Although safe harbors are available under certain circumstances, and may even be relied upon as a general principle by the SEC staff, there is no safe harbor provided for, or directly associated with, section 3(a)(9).  There are simply too many tangled facts at play for me to defer to the mere lapse of more than six months since the December 2003 vote of creditors, or otherwise to persuade me that the SEC would apply a six-month safe harbor to the facts of this case.  Indeed, the SEC staff was unwilling to give Multicanal a No-Action Letter because of material factual issues at play.

Since no six-month safe harbor is available to Multicanal, I turn to the traditional five-factor test for determining if multiple offerings are to be integrated.  See Release No. 33-4434, 27 Fed. Reg. 11,896 (Dec. 6, 1961); Release No. 33-4552, 27 Fed. Reg. 11,316 (Nov. 6, 1962); see also Rule 502(a) of Regulation D, 17 C.F.R. § 230.502(a) (2005).  The specified factors are:

(i)            whether the offerings are part of a single plan of financing;

(ii)           whether the offerings involve issuance of the same class of security;

(iii)          whether the offerings are made at or about the same time;

(iv)          whether the same type of consideration is to be received.

As to the first factor, whether the offerings are part of a single plan of financing, Multicanal’s exchange offer under its proposed cure is directly related to the initial offerings made directly following the adoption of the APE; it is in fact intended to remedy those same offerings.

The next factor, whether the offerings involve issuance of the same class of security, also weighs in favor of integration, since the parties agree that the offerings pre- and post-cure involve the same class of security.  The third factor, whether the offerings are made at or about the same time, also favors integration, for, as just discussed, the offering post-cure necessarily followed, and was dependent on, the precure offering approved by creditors on December 10, 2003.  See Loss & Seligman, supra, § 3-C-1(ii) (citing SEC v. Murphy, 626 F.2d 633 (9th Cir. 1980)) (“The mere fact, however, that two or more offerings are separated by six months or more will alone not necessarily lead to nonintegration.”).  As to the fourth factor, whether the same type of consideration is to be received, clearly that is so, and Multicanal admits it weighs in favor of integration.  See Appellees’ Supp. Br., May, 20, 2005, at 6 n.7.  Finally, with respect to whether the offerings are made for the same general purpose, that also is so, for the purpose of both the offer before the December 10, 2003 vote and the subsequent proposed cure was to implement the APE.

Courts and legal scholars have tried to provide guidance on how these factors should be balanced and applied.  See, e.g., SEC v. Cavanagh, 1 F. Supp. 2d 337, 17 364 (S.D.N.Y. 1998), aff’d, 155 F.3d 129 (2d Cir. 1998) (considering how (1) offerings were considered by the individuals who structured them; (2) or by the investing public; (3) or if one would not have happened without the other); Loss & Seligman, supra, § 3-C1(iii); Cheryl L. Wade, The Integration of Securities Offerings: A Proposed Formula that Fosters the Policies of Securities Regulation, 25 Loy. U. Chi. L.J. 199, 220 (1994) (“The timing of the offerings, however, is perhaps the least significant of all five factors.”).  However difficult and fact-intensive such an inquiry might be in the usual case, the resolution in this case is clear.

The offering made in connection with the initial vote and the cure offering are sufficiently integrated so as to preclude reliance on section 3(a)(9), and I so find.  And, clearly, the Argentine court so treated the two offerings, for the holding of the Argentine Commercial Court’s May 16, 2005 order was that the cure granting equal status to the United States retail noteholders would not so materially amend the APE, as previously confirmed on April 14, 2004 by Judge Ottolenghi, as to require another vote of creditors.  As stated earlier, I give comity to that holding.  See Ecoban, 108 F. Supp. 2d at 351-54.

Accordingly, because the exchange of securities under the proposed cure is integrated with an exchange where a “commission or other remuneration [was] paid or given directly or indirectly for soliciting such exchange,” section 3(a)(9) does not provide an exemption against registration of the securities to be offered under the cure.

C.  Section 3(a)(10) Exemption.

Multicanal also relies on section 3(a)(10),2 which provides an exemption against registration following “a hearing upon the fairness” at which “all persons” concerned “have the right to appear.” Section 3(a)(10) provides:

(a) Exempted securities.  Except as hereinafter expressly provided, the provisions of this subchapter shall not apply to any of the following classes of securities: . . ..  (10) Except with respect to a security exchanged in a case under Title 11, any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any official or agency of the United States, or by any State or Territorial banking or insurance commission or other governmental authority expressly authorized by law to grant such approval.

2               It appears from the correspondence provided to the court that Multicanal did not request a No-Action Letter from the SEC on the grounds of section 3(a)(10).

15 U.S.C. § 77c(a)(10).  Few courts have interpreted and applied section 3(a)(10), but several No-Action Letters from the SEC Division of Corporation Finance Staff suggest that the requisite hearing may be held by a foreign court.3  See, e.g., AngloGold Ltd., SEC No-Action Letter, 2003-2004 Fed. Sec. L. Rep. (CCH) ¶ 78,641 (Jan. 15, 2004) (High Court of Ghana; equity); Canadian Pac. Ltd., SEC No-Action Letter, 2001 Fed. Sec. L. Rep. (CCH) ¶ 78,146 (Aug. 15, 2001) (Alberta Queen’s Bench; equity); Industrial Commercial Dev. Ltd., SEC NoAction Letter, 2000 Fed. Sec. L. Rep. (CCH) ¶ 77,823 (Feb. 24, 2000) (Jamaica; debt); see also Loss & Seligman, supra, § 3-C-3(a) n.135 (“A foreign court may conduct the § 3(a)(10) fairness hearing.”).

Multicanal argues that the cure offering meets the requirements for a section 3(a)(10) exemption because (i) the securities are to be issued “in exchange for one or more bona fide outstanding securities,” (ii) the Argentine and United States courts have approved “the terms and conditions of such issuance and exchange,” (iii) the issuance comes after an adequate “hearing upon the fairness of such terms and conditions” by both courts, (iv) all persons concerned have had the right to appear, and (v) the Argentine and United States courts who have ruled on the issues have had the requisite authority to do so.

Appellants challenge this analysis.  They argue that the scope of review by the Argentine courts was too narrow to permit a court to conduct a hearing upon the fairness of the offerings.  They cite Article 75 of the Argentine restructuring law, the statute under which the APE is reviewed, and argue that the court has discretion only to consider (i) whether assets

3               See Loss & Seligman, supra, § 3-C-3(a).

The syntax requires the construction that a state governmental authority must be expressly authorized by law to approve not only the terms and conditions of the exchange but also their fairness.  This is not so with respect to a court or a federal official or agency.  But the court or the federal official or agency must still hold the requisite hearing on the fairness of the terms and conditions and presumably have jurisdiction to do so.

Id.

and liabilities are properly stated, (ii) whether the APE is approved by the necessary majority, and (ii) whether the APE is abusive or fraudulent.  As described by the Bankruptcy Court, the laws governing APE proceedings, as amended in May 2002, allow for the following objections:

Affected creditors may object to confirmation of an APE before an Argentine court based on the inaccuracy of a company’s statements of assets and liabilities, the failure to obtain the requisite vote needed for approval, or on the ground that an APE is abusive or fraudulent.  Such creditors also have appellate rights once the Argentine lower court has ruled on their objection.

Opinion and Order of Aug. 27, 2004, 314 B.R. at 493.  In his April 2004 decision, Judge Ottolenghi overruled every objection made by six creditors, including Huff, except that he granted the no-voters and abstainers the same right to elect amount the three options as was available to those who had voted to approve the APE.  Argentina’s Supreme Court, as mentioned above, summarily dismissed the objecting petition of the U.S. noteholders on April 5, 2005.

The SEC staff has published an interpretive bulletin with eight conditions that must be met before an issuer can rely on a section 3(a)(10) exemption.  Division of Corporation Finance, SEC, Revised Staff Legal Bulletin No. 3, (Oct. 20, 1999).

1.     The securities must be issued in exchange for securities, claims, or property interests; they can not be offered for cash.

2.     A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

3.     The reviewing court or authorized governmental entity must: find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued; and be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

4.     The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

5.     A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

6.     The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

7.     Adequate notice must be given to all those persons.

8.     There cannot be any improper impediments to the appearance by those persons at the hearing.

Further, as discussed above, the bulletin states that the term “any court,” used in section 3(a)(10), includes foreign courts, and, in connection with No-Action Letter requests in these circumstances,

all requirements that apply to exchanges approved by U.S. courts must be met; and the issuer must provide the Division with an opinion from counsel licensed to practice in the foreign jurisdiction that says that before the foreign court can give its approval, it must consider the fairness of the proposed exchange to persons receiving securities in the exchange.

Id.

In practice, parties requesting No-Action Letters draw heavily on these criteria in framing their requests, and the Staff, in turn, refers in large part to them in crafting its responses.  Even if courts are not obligated to give full Chevron deference to this staff bulletin, cf. Gryl ex rel. Shire Pharm. Group PLC v. Shire Pharm., 298 F.3d 136 (2d Cir. 2002) (citing 3 Thomas Lee Hazen, Law of Securities Regulation § 16.32[2], at 551 (4th ed. 2002) (“It must be remembered, however, that SEC no action letter responses are staff interpretations rather than formal Commission action and thus are of more limited utility than formal rulemaking or policies announced in SEC releases.”)), the bulletin provides guidance based on expertise, which should be considered.

The parties dispute whether there has been a sufficient hearing on the fairness of the options offered to noteholders, and of the securities to be issued upon exercise of the options.  Clearly, the Argentine court was not advised beforehand that the Multicanal intended to rely on the section 3(a)(10) exemption, one of the criteria set out by the SEC Staff bulletin.  See, e.g., AngloGold Ltd. No-Action Letter, supra (noting, among other factors, that the Ghana Court would be advised “before the hearing that, if the Court approves the terms and conditions of the Scheme, its sanctioning of the Scheme will constitute the basis for the issuance of the AngloGold Shares under the Scheme without registration under the Securities Act, in reliance on the exemption from registration provided by Securities Act Section 3(a)(10).”).

These are issues that must be addressed on remand to the Bankruptcy Court, which has the greatest familiarity with the facts in this case.  It is even possible that the Bankruptcy Court might itself hold a fairness hearing, with requisite advance notice, and that such a hearing might qualify Multicanal for an exemption.

Accordingly, I remand these proceedings to the Bankruptcy Court for further findings and rulings on Multicanal’s proposed cure.  The Bankruptcy Court should consider whether the proceedings in Argentina, or indeed, in the United States, provided a “hearing upon the fairness” adequate to satisfy the requirements of section 3(a)(10).  In making this determination, the Bankruptcy Court may consider principles of comity.  See Ecoban, 108 F.  Supp. 2d at 352 (asking whether foreign proceeding “respects fundamental procedural fairness, and whether it violates federal or New York state law and policy”).  To the extent the Bankruptcy Court determines that the requirements of section 3(a)(10) have been satisfied, and the informational packets to accompany the proposed exchange offering were satisfactory, then the cure would satisfy section 5 of the Securities Act, and the section 304 petition of Multicanal’s Board of Directors could be granted.  To the extent Judge Gropper determines that section 3(a)(10) has not been satisfied, he may consider whether to hold a hearing that would so comply, or whether there is some other form of relief that may be granted.  If no relief is found, Multicanal will then need to comply with section 5, or propose an alternate cure.

It appears that Huff objects on behalf of number of creditor interests, including creditors of Multicanal which would qualify as QIBs, some of whom may have voted in favor, and some in opposition, to the APE.  Possibly, Huff has a conflict in its representation.  The Bankruptcy Court, following remand, might consider the propriety of Huff’s continued voicing of the various interests it purports to represent.

D.  Registration.

On September 6, 2005, Multicanal advised the Court that it filed a registration statement on Form F-4 with the SEC “to avoid the potential expense and delay that could result from further litigation regarding the availability of the §§ 3(a)(9) and 3(a)(10) exemptions,” and to “moot” the issue.  Appellee’s Second Supp. Status Rep. at 4.  Multicanal asked for final judgment to be entered in its favor.

Huff opposed Multicanal’s request for judgment.  Apart from repeating the arguments already rejected by both the Bankruptcy Court and this Court, Huff pointed out that Multicanal proposed to register only the securities to be issued to the United States retail noteholders, the abstainers, and the no-voters – that is, only to that portion of the offering relating to the cure.  This partial registration, Huff argued, created a discrimination against the large majority of creditors who had voted in favor of the APE, for the securities to be issued to them were not to be registered.  Huff argued that fairness requires that the registration be made to all noteholders, and that, in light of the passage of time and changed economic circumstances, a re-vote of all noteholder creditors should be required.

None of this was briefed in the appeal before me, and it was not presented to the Bankruptcy Court.  All of this has to be considered in connection with the section 304 petition of Multicanal’s Board of Directors.  These issues, also, should be taken up by the Bankruptcy Court following remand.

Conclusion

For the reasons stated, the rulings of the Bankruptcy Court are affirmed, except with respect to the lawfulness of the proposed cure under section 5 of the Securities Act, and the consequences of such compliance on the general questions involved in a section 304 demonstration.  Accordingly, these cases are remanded to the Bankruptcy Court for further proceedings consistent with this opinion and order.

SO ORDERED.

Dated:	New York, New York	/s/ Alvin K. Hellerstein
	September 28, 2005	ALVIN K. HELLERSTEIN United States District Judge